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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO 8)*

                        REGENERON PHARMACEUTICALS, INC.
                               (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
                        (Title of Class of Securities)

                                  00075886F1
                                (CUSIP Number)

Steven M. Odre, Esq.                            with a copy to:
Senior Vice President,                          Gary Olson, Esq.
General Counsel and Secretary                   Latham & Watkins
Amgen Inc.                                      633 West Fifth Street
One Amgen Center Drive                          Suite 4000
Thousand Oaks, CA 91320-1799                    Los Angeles, California 90071
(808) 447-1000                                  (213) 485-1234

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                March 19, 2001
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement. [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

CUSIP No. 00075886F1

------------------------------------------------------------------------------
      NAME OF PERSON
 1
      AMGEN INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,916,808
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             N/A
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,916,808
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,916,808
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

* See instructions before filling out
------------------------------------------------------------------------------
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   This Amendment No. 8 to Schedule 13D is being filed by Amgen Inc., a Delaware corporation (the "Reporting Person"), to amend the Schedule 13D filed on July
26, 1995, as amended by Amendment No. 1 filed on September 25, 1995, Amendment No. 2 filed on December 6, 1995, Amendment No. 3 filed on March 5, 1996, Amendment No. 4 filed on April 18, 1996, Amendment No. 5 filed on March 7, 2000, Amendment No. 6 filed on April 5, 2000 and Amendment No. 7 filed on March 13, 2001 ("Schedule 13D"), relating to the common stock, $.001 par value per share (the "Common Stock") of Regeneron Pharmaceuticals, Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning assigned to them in the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   Item 6 to Schedule 13D is hereby amended and supplemented to add the following:

   On March 19, 2001, the Reporting Person, the Issuer and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and Robertson Stephens, Inc. (collectively, the "Underwriters"), entered into a Purchase Agreement (the "Purchase Agreement") which provides for (i) the issue and sale by the Issuer and the sale by the Reporting Person, acting severally and not jointly, and the purchase by the Underwriters, acting severally and not jointly, of 7,000,000 shares of Common Stock at a price of $23.75 per share and
(ii) the grant by the Issuer to the Underwriters, acting severally and not jointly, of the option described in Section 2(b) thereof to purchase all or any part of 1,050,000 additional shares of Common Stock to cover over-allotments, if any.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   Item 7 to Schedule 13D is hereby amended and supplemented as follows:

7.11 Purchase Agreement, dated March 19, 2001, by and among the Issuer, the Reporting Person, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and Robertson Stephens, Inc.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             AMGEN INC.


                             By: /s/ Kurt A. Gustafson
                                ______________________________
                              Name: Kurt A. Gustafson
                              Title: Vice President, Financial
                                     Planning and Analysis

Dated: March 21, 2001